hobbyDB

Technology Retail Entertainment Community Marketplace

Built and Owned by Collectors like you

HOBBYDB.COM BOULDER


hobbydb
Hard Rock
CAFE
OSLO



Collectibles is a completely underserved, $450 billion market comprised of 75 million collectors. This market is ripe for disruption and with more than 60 years of combined experience, we know how to build THE resource for collectors that will become the next eBay/Etsy of the future.

Christian Braun Collector of Collectors & CEO @ hobbyDB

Why you may want to support us...

1. We are poised to conquer an underserved, $450 billion market comprised of 75 million collectors
2. hobbyDB is home to 480,000 collectors who have collections worth $911 million
3. $4 million in capital raised from Producer Adam Goldberg, Techstars, & 680 collectors just like you
4. We power the databases and price guides behind brands such as Funko and Hard Rock International
5. Funko is profitable for us, representing an annual contribution of $250,000 and growing
6. CEO ran the largest set of collector forums & founded the biggest European eBay business w/ $40 million GMV
7. User wish lists house 8.6 million items worth $767 million

Why investors ❤ us

WE'VE RAISED $4,906,874 SINCE OUR FOUNDING



I am always interested in pursuing projects that help collectors and elevate the hobby. HobbyDB is an integral part of that equation. By working to catalog so many items and variations of known collectibles, the most comprehensive database for collectors has been created. The site grows daily and the knowledge shared is unparalleled.

The ability to show your items and share with other collectors at one central location on the web your favorite items is just one feature. Perhaps you can find that one items you have been searching for years, and then connect and acquire it. We all know that feeling collectors have when their passion is ignited.

It is more rewarding for a collector to

... *read more*

Bruce Pascal Executive Managin Director

LEAD INVESTOR | INVESTING $1,000 THIS ROUND & $1,000 PREVIOUSLY



I like the concept lets conquer the world

Andre Harrell

I love investing in startups that we benefit the world and upset the status quo.



DON'T TOUC
YOUR FACE!

I invested because I use hobbyDB and believe in it

Shawn Taylor

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Christian Braun

Collector of Collectors & CEO

Ran the world's largest set of forums for collectors and founded the biggest eBay business in Europe. Financed his MBA by selling collectibles and worked for Bain & Company and GE Capital.



Alexandra Lindsay

Connector of Collectors & Marketing

Built a large ancestry community/SAAS business, acquired by a top three genealogy site. Worked for Forrester.



David Parker

Crafter for Collectors - Development

18 years Software Engineering experience, Software Engineer and Consultant for the United States Air Force.

Downloads

hobbyDB Deck CF2 Oct.pdf

For collectors, by collectors like you.

We are home to more than 480K collectors who use hobbyDB to research and manage their collections.



hobbydb
Insure your collection
POP CULTURE HALL OF FAME
poppriceguide
THE TOY PEDDLER
MODEL CAR HALL OF FAME

What makes us different from the other platforms is our foundation - a database of every collectible ever made supercharged by a price guide. Built and maintained by the most awesome community of super-fans and collectors around, our goal is to add 100 Million collectibles to the database by 2025 (and 100 billion by 2050).

Our army of 2,463 volunteers is the heart of hobbyDB. These fearless souls make up a dedicated task force with special powers that help keep hobbyDB data as accurate and organized as possible.

With the community's help, the database has grown to cover a huge 586,000 collectibles and their related subjects, plus 4.4 million price points.

Get to know the solution for the $450 billion collectible and licensed goods market.

It's larger than every marketplace that you know of. Almost 3x that of Etsy.

	Etsy	hobbyDB
Market Cap	$7.2 Billion	TBD
Industry Size	$155 Billion	$450 Billion
Industry Won	Craft market	Collectible / Merchandising

And collectors are loving it!

With all of this data, hobbyDB is now the authoritative resource for the following collectible brands -

Funko

For more than two years, hobbyDB has successfully powered the price guide for the Official Funko App.

Hard Rock PIN CATALOG

Back in 2018, we were approached by the Hard Rock Pin Community to see if we could provide their database and collections a new home. hobbyDB is now THE resource for Hard Rock Pin collectors with more than 90,000 pins in the database along with 80,000 relevant price estimates in the price guide.

Hot Wheels

For more than 20 years, The Toy Peddler has been the ultimate specialized marketplace for selling diecast, especially Hot Wheels models.

What our collectors are saying about us -

Since the beginning, we've always wanted to give our collectors the opportunity to own a part of the project. So when crowdfunding became possible, we knew it was the right step to take for our community. And now, we have more than 641 community members who own a piece of hobbyDB.

As we move forward, we want to continue to ensure that fellow collectors, community members, contributors and volunteers always have the opportunity to own a piece of what they use every day and are helping to build.

MEET OUR INDUSTRY BACKERS

Find out why industry leaders love hobbyDB here.

MEET OUR COMMUNITY BACKERS

Get to know our incredible hobbyDB super site contributors who are also owners here.

Adam Goldberg

Book Author on GI Joe and Star Wars figures & formerly VP Hasbro

"When you own an 80's toy collection that could fill the trailers of 10 life-size Optimus Primes, you start to get a little hazy on what items you have and what you still need. I love the hobbyDB concept because it's perfect for helping me keep track by documenting my collection!"

Blossomgirl

HRC Collector, Pin Master & member of the Pin Master Advisory Board

"I am a Hard Rock Pin Collector and hobbyDB has made my hobby great again. This is a great place to log my inventory, sell, trade pin and also learn about other collectable items. I highly recommend them as a place to inventory your collectables."

Derryl DePriest

Book Author on GI Joe and Star Wars figures & formerly VP Hasbro



"In the world of collectibles, data is everything – is the bedrock that enables cataloging, tracking, valuation, commerce, and sharing. I believe in the mission and strategy that the hobbyDB team is taking and am proud to be part of the 'team' (and I promise that, in time, I will get you my data from The Collectible GI Joe!)."

Mac Ragan

Book Author & Brand Manager at Johnny Lightning and GreenLight Collectibles



"As a toy-car designer (Johnny Lightning and GreenLight brands), collector (1:64 die-cast), and author, I find the international scope of hobbyDB invaluable. For me, the company provides a great research tool and I hope it continues to grow. I rely on it more and more every year!"

Matt Oldweiler

Founder of GeePeeKay

"When you own an 80's toy collection that could fill the trailers of 10 life-size Optimus Primes, you start to get a little hazy on what items you have and what you still need. I love the hobbyDB concept because it's perfect for helping me keep track by documenting my collection!"

Get to know how hobbyDB can help you with your collection -


hobbydb.com
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Hard Rock Pins dragon
My Stuff
Selling
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Database Items
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Core Dragon and Flag Guitar
Core Dragon and Flag Guitar
Core Dragon and Flag Guitar

Organize your collection, exactly the way you want it.

With hobbyDB's advanced collection management tools, you'll always have a detailed record of the items you own, accessible with just a few clicks!

And, with the power of the database at your fingertips, you'll be able to see even the slightest variation, which can sometimes make a HUGE difference in the value of your item.


hobbydb.com
Google
My Stuff
Selling
Curation
Sign In
Database Items
Types
Filters
Has Item On Sale
HDBID
Reference #
UPC
Added by
Clear All
Batman (Teal Chrome)
2 Subvariants
Shared Exclusive - GameStop
SDCC 2019 Exclusive

No other resource goes to that level of detail.